Exhibit 99.1

Response Biomedical Announces Strategic Realignment of Resources

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 13, 2010--Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that the Company is taking steps to strategically refocus its resources and has implemented a company-wide cost-cutting initiative. As a result, the Company is expecting expense reductions of approximately $2 million in 2011 based on current sales levels. This $2 million savings will be recognized with an approximate 25% reduction in our workforce, with the potential for other cost-savings, moving forward.

The Company is prioritizing its resources and focusing its efforts on the growth of the cardiovascular business through its partnership with Roche Diagnostics and through international distributorships in China, Japan, Europe and the Middle East. The restructuring and refocus of the organization was driven in part by 3M’s decision not to proceed with development of the next generation flu product. While Response Biomedical will continue to support 3M’s efforts in the U.S., the Company does not expect a significant negative impact on our near term revenue, caused by their decision regarding not proceeding with the second generation flu product.

“We are determined to take advantage of the opportunity to accelerate sales growth and shorten the timeline to profitability by leveraging our emerging leadership in cardiovascular POCT,” said S. Wayne Kay, Chief Executive Officer. “We offer customers a complete cardiovascular menu and with the launch of the RAMP® 200 system overseas, we will focus our organization on commercial operations moving forward. We see immediate potential for further growth in China and we will be adding resources there. As well, we have added a sales manager for Europe, the Middle East and Africa, and we anticipate strong growth from these markets. We will continue to support 3M in their commercial operations efforts in the infectious diseases product line in the U.S., however, their decision not to move forward with the next generation flu product and market outlook for the coming months has caused us to refocus and restructure our business as we move toward profitability. While we do see further opportunities to grow the business in other diagnostic areas eventually, we want to first deliver on our promise to our shareholders to become cash flow positive and move to profitability.”

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure, influenza and RSV through our commercial partners, Roche and 3M Health Care respectively, as well as corporate distributors.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development.

Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 20-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

CONTACT:
Response Biomedical:
Bill Wickson, 604-456-6073
Director, Investor Relations
Response Biomedical Corporation
bwickson@responsebio.com